GLOBAL BLUE RELEASES FRESH INSIGHTS ON THE TAX FREE SHOPPING BUSINESS IN SEPTEMBER 2022 Signy, Switzerland, October 6, 2022 New data from Global Blue shows that dynamic recovery for Tax Free Shopping has been accelerating across Continental Europe and Asia Pacific. In Continental Europe, issued Sales in Store like-for-like has further accelerated with a recovery of 108%1 in September vs. the same period in 2019. US and Gulf Corporation Council citizens are fueling these developments. In Asia Pacific, the overall dynamic has remained stable over the last three months and it reached 51%1 in September vs. the same period in 2019. Recovery in Continental Europe surpasses 100% September was a significant month for Continental Europe. Recovery further accelerated to reach 108%1 vs. 2019. Within reopened travel corridors2, recovery reached 151%1. With regards to origin markets, US and Gulf Cooperation Council citizens fueled the solid developments across Europe. US nationals continued to lead the recovery in most destinations with a monthly recovery of 253%1 vs. the same period in 2019. Recovery amongst Gulf Cooperation Council citizens significantly increased with a monthly recovery of 247%1 vs. the same period in 2019. For both nationalities, a solid recovery of traffic and strong currencies against the euro are driving this trend. Recovery for Chinese nationals remains low with a recovery of 11%1 due to remaining travel and sanitary restrictions. Despite the absence of Chinese nationals, most destination markets in Europe have recovered to 2019 levels. The recovery1 was particularly led by Greece at 170%, Portugal at 159%, and France at 129%. Recovery in Asia Pacific remains stable In Asia Pacific, the overall dynamic has remained stable over the last three months. In September, recovery reached 51%1 vs. the same period in 2019. Within reopened travel corridors2, the recovery reached 73%1. 1 Recovery rate is equal to 2022 Issued Sales In Store divided by 2019 Issued Sales In Store, like-for-like (ie: at constant merchant scope and exchange rates) 2 Open corridor is defined as a travel line between 2 countries, where there is no more sanitary or visa restrictions to go in the destination country and to come back in the origin country.

Regarding **destination markets**, Singapore continues to lead the recovery at 61%[1] vs. 2019. This was followed by South Korea at 47%[1] and Japan at 42%[1].

Travel corridors and restrictions news

Japan and South Korea plan to lift all restrictions in October. Taiwan and Hong Kong plan to loosen their quarantine restrictions for return travelers.

APPENDIX

Glossary

- Gulf Cooperation Council countries include: Kuwait, Qatar, Saudi Arabia, United Arab Emirates, Bahrain, Oman
- South East Asia include: Indonesia, Thailand, Cambodia, Philippines, Vietnam, Malaysia, Singapore
- North East Asia include: Japan, Korea

YTD Data

Issued SIS L/L recovery[3] (in % of 2019)	Q3 2022	September 2022	August 2022	July 2022	Q2 2022	Q1 2022
Continental Europe	100%	108%	97%	95%	75%	53%
Asia Pacific	51%	51%	49%	52%	39%	16%
TOTAL	87%	93%	85%	85%	65%	40%

MEDIA CONTACTS

Virginie Alem – SVP Marketing & Communications
Mail: valem@globalblue.com

INVESTOR RELATIONS CONTACTS

Frances Gibbons – Head of Investor Relations
Mob: +44 (0)7815 034 212
Mail: fgibbons@globalblue.com

ABOUT GLOBAL BLUE

Global Blue pioneered the concept of Tax Free Shopping 40 years ago. Through continuous innovation, we have become the leading strategic technology and payments partner, empowering retailers to improve their performance and shoppers to enhance their experience.

Global Blue offers innovative solutions in three different fields:

- **Tax Free Shopping:** Helping retailers at over 300,000 points of sale to efficiently manage 35 million Tax Free Shopping transactions a year, thanks to its fully integrated in-house technology platform. Meanwhile, its industry-leading digital Tax Free shopper solutions create a better, more seamless customer experience.
- **Payment services:** Providing a full suite of foreign exchange and Payments technology solutions that allow acquirers, hotels, and retailers to offer value-added services and improve the customer experience during 31 million payment transactions a year at 130,000 points of interaction.
- **Complementary RetailTech:** Offering new technology solutions to retailers, including digital receipts and eCommerce returns, that can be easily integrated with their core systems and allow them to optimize and digitalize their processes throughout the omni-channel customer journey, both in-store and online.

In addition, our **data and advisory services** offer a strategic advisory to help retailers identify opportunities for growth, while our **shopper experience and engagement solutions** provide data-driven solutions to **increase footfall, convert footfall to revenue** and **enhance performance.**

For more information, visit http://www.globalblue.com/corporate/

Global Blue Monthly Speaker Notes Data, September 2022, Source: Global Blue

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[3] *Recovery rate is equal to 2022 Issued Sales In Store divided by 2019 Issued Sales In Store, like-for-like (ie: at constant merchant scope and exchange rates)*